UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001- 37871

Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 30, 2018, Gridsum Holding Inc. (the “Company” or “we”) entered into a convertible note purchase agreement (the “Note Purchase Agreement”) with FutureX Innovation SPC (the “Investor”), an affiliate of FutureX Capital Limited (“FutureX”). FutureX is an emerging China-based private equity firm led by Cynthia Zhang, who founded the overseas PE platform of ChinaAMC, a leading asset manager in China. FutureX’s key areas of focus include technology, software and AI. Pursuant to the Note Purchase Agreement, the Investor will purchase from the Company a convertible note in the principal value of US$40 million (the “Note”), subject to the satisfaction of customary closing conditions, for a purchase price of US$40 million. The Note will be convertible, in whole or in part at the holder’s option, into Class B ordinary shares of the Company at a conversion price of US$6.50. This conversion price represents a 21.5% premium to the April 27, 2018 closing price of the Company’s American depositary shares (the “ADSs”), each representing one Class B ordinary share. The conversion price will be subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events.

The Note will have a term of 18 months and bears interest at 2.80% per annum. The Note will include other customary terms and covenants, including certain events of default after which the Notes may be due and payable immediately. Additionally, in the event of a fundamental change (as defined in the Note), the holders of the Note may require the Company to repurchase the Note at a price equal to 100% of the principal amount of Notes, plus accrued and unpaid interest. The Investor agrees not to transfer or sell the Note, the Class B ordinary shares or any other securities of the Company, or enter into any swap, short sale or similar arrangements relating to such securities, for a period of 6 months after the issuance of the Note. In connection with this transaction, the Company also agrees to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, under which the Investor will have the right to require the Company to file a registration statement covering the offer and sale of the Class B ordinary shares issued upon conversion of the Note within 15 months following the issuance of the Note, as well as certain customary piggyback registration rights.

The Company expects to consummate the issuance of the Note no later than May 8, 2018. The issuance and sale of the Note is subject to customary conditions.

A press release issued by the Company announcing entry into the Note Purchase Agreement is included as exhibit to this Form 6-K.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the Company’s expectations to consummate the transactions contemplated in the Note Purchase Agreement are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to failure to satisfy the closing conditions under the Note Purchase Agreement.. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-Chief Financial Officer

Date: May 1, 2018

Exhibit Index

Exhibit 99.1 — Press Release dated May 1, 2018

4